CM

02005558

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50792

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 0/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARVER CROSS SECURITIES CORP 44722

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE CARVER JACKSON 212-292-7801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERL + ASCH CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name — if individual, state last, first, middle name)

3010 WESTCHESTER AVE (Address) PURCHASE (City) NY (State) 10577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
FEB 28 2002
THOMSON
FINANCIAL
RECEIVED
FEB 22 2002
PROCESSING
SECTION
354

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE CARVER JACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARVER CROSS SECURITIES CORP, as of 31ST DECEMBER, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, ~~except as follows:~~

N/A

LESLIE R. ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2002

Leslie R Alwadish
Notary Public

B C Jackson
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Carver Cross Securities Corp.
Financial Statements
December 31, 2001

Carver Cross Securities Corp.
Financial Statements
December 31, 2001

Table of Contents

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935

Independent Auditor's Report

Board of Directors
Carver Cross Securities Corp.

We have audited the accompanying statement of financial condition of Carver Cross Securities Corp. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Carver Cross Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 18, 2002

Perl + Asch CPA's P.C

Carver Cross Securities Corp.
Statement of financial condition
December 31, 2001

Assets

Current assets:		
Cash in bank	$90,705	
Prepaid corporate taxes	3,329	
Total current assets		$94,034
Property and equipment- at cost net of accumulated depreciation of $12,789		2,690
Total assets		$96,724

Liabilities and stockholder's equity
Liabilities

Current liabilities:		
Accrued expenses	$4,296	
Client expense deposit	3,187	
Corporate taxes payable	100	
Total current liabilities		$7,583

Stockholder's equity

Capital stock, no par value, authorized 200 shares, issued and outstanding 100 shares	8,000	
Retained earnings	81,141	
Total stockholder's equity		89,141
Total liabilities and stockholder's equity		$96,724

The accompanying notes are an integral part of these financial statements

Carver Cross Securities Corp.
Statement of income
For the year ended December 31, 2001

Revenues:		
Fees		$173,257
Total revenue		
Expenses:		
Outside consultants	126,500	
Benefits	10,359	
Travel and entertainment	160	
Rent	18,247	
Office expenses and supplies	1,563	
Telephone	3,146	
Professional fees	4,000	
Insurance	540	
Regulatory fees and expenses	885	
Information services and miscellaneous	1,929	
Depreciation	4,437	
Total expenses		171,766
Income before other income and provision for income taxes		1,491
Interest income		2,020
Income before provision for income taxes		3,511
Provision for income taxes		565
Net income		$2,946

The accompanying notes are an integral part of these financial statements

Carver Cross Securities Corp.
Statement of changes in stockholder's equity
For the year ended December 31, 2001

		Capital Stock			Retained
	Total	Shares	Amount	Paid in Capital	Earnings (Deficit)
Balances at January 1, 2001	$86,195	100	$8,000	$0	$78,195
Less: distribution	0				0
Net income	2,946				2,946
Balances at December 31, 2001	$89,141	100	$8,000	$0	$81,141

The accompanying notes are an integral part of these financial statements

Carver Cross Securities Corp.
Statement of cash flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income		$2,946
Add: depreciation not requiring the use of cash		4,437
Changes in assets and liabilities:		
Increase in prepaid taxes	($3,329)	
Decrease in deferred tax asset	165	
Decrease in security deposit	2,800	
Decrease in accrued expenses	(97)	
Decrease in client expense deposit	(14,570)	
Decrease in corporate taxes payable	(3,774)	
Total adjustments		(18,805)
Net cash utilized by operating activities		(11,422)
Net decrease in cash		(11,422)
Cash - January 1, 2001		102,127
Cash - December 31, 2001		$90,705

Supplemental information:	
Interest paid	$0
Taxes paid	$6,294

Carver Cross Securities Corp.
Statement of changes in liabilities subordinated to claims of general creditors
For the year ended December 31, 2001

Subordinated liabilities - January 1, 2001	$0
Changes during the period	0
Subordinated liabilities - December 31, 2001	$0

The accompanying notes are an integral part of these financial statements

Carver Cross Securities Corp.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2001

Stockholder's equity	$89,141
Deductions:	
Non-allowable assets	
Property and equipment	2,690
Net capital	86,451
Net capital requirements	5,000
Excess net capital	$81,451
Computation of aggregate indebtedness:	
Total liabilities	$7,583
Net capital	$86,451
Ratio: Aggregate indebtedness to net capital	.087715 to 1
Reconciliation with Company's computation: (included in Part II of Form X-17A-5 as of December 31, 2001	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$86,451
Net capital per above	$86,451

The accompanying notes are an integral part of these financial statements

Carver Cross Securities Corp.
Notes to financial statement
December 31, 2001

Note 1: Organization and nature of business

Carver Cross Securities Corp. (the Company) was incorporated under the Business Corporation Law of the State of New York on December 17, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company is primarily engaged in acting as a financial advisor to entities seeking to raise capital.

Note 2: Summary of significant accounting policies

Revenue recognition

Advisory fees are recognized as income in the period earned.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial. Actual results could differ from those estimated.

Cash and equivalents

Cash equivalents are defined as highly liquid investments with maturities of three months or less when purchased.

Property and equipment

Property and equipment are recorded at cost and consists of the following:

Computer and telephone equipment	$14,380
Furnishings	1,099
Total cost	15,479
Less: accumulated depreciation	(12,789)
Net property and equipment at cost	$ 2,690

Deprecation is provided on the straight-line method over estimated useful lives ranging from 3 to 5 years.

Carver Cross Securities Corp.
Notes to financial statement
December 31, 2001

Income taxes

The Company with the consent of the sole stockholder has elected under the Internal Revenue Code to be S Corporation. In lieu of income taxes, the stockholder in an S Corporation is directly taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is reflected in the financial statements

The provision for income taxes consists of the taxes due to New York State and New York City as follows:

Note 3: Net capital requirements

The Company, a registered broker-dealer, is required under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, to maintain minimum Net Capital, as defined by such rule, in the amount of $5,000. At December 31, 2001, the Company's Net Capital was $86,141, which is $81,141 in excess of the minimum Net Capital requirement.

Note 4: Commitment

The Company has entered into an operating lease (on a month-month basis) for its office space. The monthly rental is $950.

Note 5: Other matters

The Company intends to distribute to the sole stockholder a Subchapter S distribution in the amount of $50,000. Had such distribution been made at December 31, 2001 the Company's net capital would have been in compliance with Securities and Exchange Commissions (SEC) minimum Net Capital Requirement. Management has indicated that when such distribution is actually made such distribution will not be in an amount that will reduce the Company's Net Capital below the SEC's minimum Net Capital requirement.

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Carver Cross Securities Corp.

In planning and performing our audit of the financial statements of Carver Cross Securities Corp. (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures in any of the following areas:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Safeguarding securities

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purpose. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered, broker dealers, and should not be used for any other purpose.

Perl & Asch Certified Public Accountants, P.C.
Purchase, New York



January 18, 2002